Michael S. Turner 617.570.1163 mturner@goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

March 2, 2006

VIA EDGAR AND COURIER

Ms. Amanda McManus
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

        Re: Clayton Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 9, 2006
File No. 333-129526

Dear Ms. McManus:

        This letter is submitted on behalf of Clayton Holdings, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") provided orally to the Company's counsel on February 23, 2006, with respect to the Company's Amendment No. 2 to Form S-1 filed on February 9, 2006 ("Amendment No. 2"). The Company is concurrently filing Amendment No. 3 to the S-1 ("Amendment No. 3"), which includes changes that reflect responses to the Staff's comments.

        Amendment No. 3 also includes the following revisions:

  (i)
  the inclusion of the Company's audited 2005 financial statements and footnotes, and related financial disclosure;

  (ii)
  the inclusion of the number of shares to be sold in the offering and the proposed price range; and

  (iii)
  updated share numbers as a result of a 1-for-4 reverse stock split.

        Additionally, the lead underwriter, William Blair, and the Company have agreed to amend the proposed lock-up agreement in connection with the Company's Directed Share Program as described below.

        For your convenience, we have delivered four (4) copies of Amendment No. 3, which has been marked to show the changes from Amendment No. 2. We have enclosed for your review certain supplemental information in response to the Staff's comments.

        The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Oral Comments provided by the Staff to Company Counsel on February 23, 2006

        1.     Pursuant to the Staff's request, the Company has included the purchase price of the acquisition of Mortgage Resource Network in "Management's Discussion and Analysis of Financial Condition and Results of Operation." The Company also included this disclosure in Note 18—Subsequent Events in the footnotes to the financial statements.

        2.     Pursuant to discussions with the Staff, Company counsel has revised the legality opinion to be filed as Exhibit 5.1 to the registration statement, and removed the assumption of the filing of the Company's Third Amended and Restated Certificate of Incorporation and stated that the Shares are duly authorized. The opinion shall state that "[b]ased on the foregoing, we are of the opinion that the Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the Underwriting Agreement, will be validly issued, fully paid and non-assessable."

Amendment of "Response to Comment No. 2" filed by the Company in the December 21, 2005 Comment Response Letter

        The Company hereby amends its "Response to Comment No. 2", as submitted to the Commission in the letter dated December 21, 2005.

        Previously, the Company stated that "...any participants in the [Directed Share] Program who are existing stockholders or officers of the Company have signed 180-day lock-up agreements with William Blair which are described in 'Underwriting.' " Additionally, the Directed Share Program documents and the disclosure in the registration statement anticipated that all participants in the Directed Share Program would execute a 180-day lock-up agreement.

        William Blair and the Company have agreed to waive the lock-up restriction in the Directed Share Program in the following manner:

  Any shares of common stock purchased through the Directed Share Program by a participant in the Directed Share Program (other than by an executive officer) shall not be subject to the restrictions set forth in any lock-up agreement that may have been signed by such participant in connection with the initial public offering. Any shares of common stock purchased through the Directed Share Program by an executive officer of Clayton shall be subject to the 180-day lock-up agreement previously signed.

        The Company has revised the disclosure in "Shares Eligible for Future Sale" and "Underwriting" to reflect this agreement.

* * *

        If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1163 or John R. LeClaire at (617) 570-1144.

Sincerely, /s/ Michael S. Turner Michael S. Turner

Enclosures
cc: Frank P. Filipps
Steven L. Cohen
     Clayton Holdings, Inc.
John R. LeClaire, Esq.
Sanford A. Fine, Esq.
Arthur R. McGivern, Esq.
     Goodwin Procter LLP